Exhibit 99.1

Santech Announces Receipt of Notification from Nasdaq

Hong Kong, August 7, 2025 (EIN PRESSWIRE) – On August 7, 2025 Hong Kong Time, Santech Holdings Ltd. (“Santech” or the "Company") (NASDAQ: STEC) announced receipt of a notification letter from The Nasdaq Stock Market Inc. (the “Nasdaq”) indicating that the registrant is not in compliance with the minimum bid price requirement set forth in the Nasdaq Listing Rules, as the closing bid price of the registrant’s American depositary shares ("ADSs") has been below US$1.00 per ADS for a period of 30 consecutive trading days. The Notice has no immediate effect on the listing or trading of the Company’s ADSs on Nasdaq.

Pursuant to Rule 5810(c)(3)(A) of the Nasdaq Listing Rules, the Company has a compliance period of 180 calendar days, or until January 27, 2026 (the "Compliance Period"), to regain compliance with the minimum bid price requirement. If at any time during the Compliance Period, the closing bid price per ADS is at least US$1.00 for a minimum of 10 consecutive trading days, Nasdaq will provide the Company a written confirmation of compliance with the minimum bid price requirement, and the matter will be closed.

In the event the Company does not regain compliance by January 27, 2026, subject to the determination by the staff of Nasdaq, the Company may be eligible for an additional 180-day compliance period if it meets the continued listing requirement for market value of publicly held shares and all other initial listing standards, with the exception of the minimum bid price requirement. In this case, the Company will need to provide a written notice of its intention to cure the deficiency during the second compliance period, including by effecting a reverse stock split, if necessary.

The Notice does not affect the Company's business operations, its U.S. Securities and Exchange Commission reporting requirements or contractual obligations, and the Company will take all reasonable measures to regain compliance within the prescribed Compliance Period.

About Santech Holdings Limited

Santech Holdings Limited (NASDAQ: STEC) is a technology-focused company. The Company historically served a large number of high net-worth clients in China and Hong Kong in wealth management, asset management and health management, and accumulated a large customer base. The Company has since exited or disposed of its historical businesses in financial services, and is actively exploring innovative new opportunities in technology verticals, including and not limited to consumer technologies and enterprise technologies. For more information, please visit https://ir.santechholdings.com

Safe Harbor Statement

This press release contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “anticipate,” “estimate,” “forecast,” “plan,” “project,” “potential,” “continue,” “ongoing,” “expect,” “aim,” “believe,” “intend,” “may,” “should,” “will,” “is/are likely to,” “could” and similar statements. Statements that are not historical facts, including statements about the Company’s beliefs, plans, and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. Further information regarding these and other risks is included in the Company’s filings with the SEC. All information provided in this press release is as of the date of this press release, and the Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Investor Contact:

Santech Holdings Limited
Email: ir@santechholdings.com